January 13, 2014

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The New Home Company LLC

Draft pages from Amendment No. 8 to the

Registration Statement on Form S-1 (File No. 333-189366)

CIK No. 0001574596

Dear Mr. Ingram:

Attached hereto please find draft marked pages from Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-189366) of The New Home Company LLC (the “Company”). The attached pages reflect the share numbers and price range and related disclosures throughout the filing, including the presentation of Use of Proceeds, Capitalization, Dilution and pro forma and other financial information.

Please contact me with any comments or questions regarding the attached. The Company would like to begin marketing the offering on Tuesday, January 21, 2013, subject of course to the timing of the completion of the Staff’s review. I can be reached at (212) 839-5374. Thank you again for your consideration in this matter.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2014

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

7,812,500 Shares

The New Home Company Inc.

Common Stock

$             per share

This is the initial public offering of our common stock. We are selling 7,812,500 shares of our common stock. We currently expect the initial public offering price to be between $15.00 and $17.00 per share of our common stock.

We have granted the underwriters an option to purchase up to 1,171,875 additional shares of our common stock at the same price per share as the other shares sold in this offering, and we will use the net proceeds from any exercise of this option to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 26.

We are an “emerging growth company” under the federal securities laws and are eligible for certain reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 202 of this prospectus for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about             , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	J.P. Morgan	Credit Suisse

Zelman Partners LLC

                    , 2014

been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Note Regarding Ownership of Shares Reflected in this Prospectus

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions, which we refer to as TNHC LLC), will receive an aggregate of 8,636,250 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC consist of (i) an entity owned by our executive management team and (ii) three other non-management institutional investors. In accordance with the TNHC LLC operating agreement, the allocation of 8,636,250 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the initial public offering price per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the actual initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read this entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 25 of this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” (1) for periods prior to the completion of our formation transactions, refer to The New Home Company LLC and its subsidiaries and affiliates, which we sometimes refer to as “TNHC LLC,” and (2) following the completion of our formation transactions, refer to The New Home Company Inc. and its subsidiaries.

Unless otherwise indicated, market data is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC or JBREC.

Unless the context otherwise requires, the information in this prospectus assumes that: (1) our formation transactions have been completed, (2) the shares of our common stock to be sold in this offering are sold at $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the underwriters’ option to purchase additional shares is not exercised.

Our Company

We are a new generation homebuilder focused on the design, construction and sale of innovative and consumer-driven homes in major metropolitan areas within select growth markets in California, including coastal Southern California, the San Francisco Bay area and metro Sacramento. We also seek to create unique communities via our significant land development expertise, either stand-alone or within master-planned communities developed by third parties. As a new generation homebuilder, we are driven by:

•	understanding our target homebuyer customers through extensive research and analytical methods;

•	personalizing new home designs to fit our target homebuyers’ unique lifestyle needs;

•	a tailored, contemporary and technology-enhanced approach to marketing our new homes;

•	enhancing the homebuyer experience through high-touch customer service and care;

•	selecting attractive investment opportunities, without burdensome legacy issues, that we believe are well-positioned to be developed in a manner that enhances the value of such opportunities; and

•	hand-selecting talented employees that share our culture of continuous personal and professional innovation and development.

We were founded in August 2009, towards the end of an unprecedented downturn in the U.S. homebuilding industry, with a combined initial capital commitment of $10 million by our founders, who are also our four most senior executives. Our founders, Larry Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Tom Redwitz, our Chief Operating Officer, have extensive and complementary construction, design, marketing, development and entitlement expertise as well as strong relationships with key land sellers within each of our local markets and have worked together for up to 25 years. Additionally, Messrs. Webb and Stelmar served in similar capacities together at John Laing Homes and oversaw the growth of that business, beginning with the merger of Watt Residential Partners with John Laing Homes in 1998, the leveraged buyout of John Laing Homes in 2001 for $190 million and, finally, orchestrating its timely sale in 2006 for $1.05 billion.

Recent Developments

Quarter Ended December 31, 2013

The following table sets forth our selected preliminary operating data for the three months ended December 31, 2013.

	Three Months Ended December 31,		Increase (Decrease)
	2013	2012	Amount %
Company
Net new home orders	6	21	(71)%
New homes delivered	23	23	—
Average Selling Communities	3	2	50%
Selling communities at end of period	3	2	50%
Backlog(1) at end of period, number of homes	15	26	(42)%

Joint Ventures
Net new home orders	45	21	114%
New homes delivered	74	42	76%
Average Selling Communities	6	3	100%
Selling communities at end of period	6	3	100%
Backlog(1) at end of period, number of homes	62	54	15%

(1)

Backlog consists of homes under sales contracts that had not yet closed as of December 31, 2013, and there can be no assurance that closings of sold homes will occur. Backlog has not been reduced to reflect our historical cancellation rate.

The preliminary operating data presented above for the three months ended December 31, 2013 is subject to change pending finalization, and actual data may differ.

Other Developments

In October 2013, we formed our TNHC-HW Cannery unconsolidated joint venture, and it is under contract to acquire a 276 acre site for the development of 547 lots in Davis, California. For more information, see “Our Business—Joint Ventures.”

In December 2013, the Company entered into additional fee building contracts with the Irvine Company to build five projects containing a total of 814 homes. Pursuant to these contracts, construction activity began in late December 2013.

Formation Transaction

Immediately prior to the completion of this offering, TNHC LLC intends to convert into a Delaware corporation, The New Home Company Inc. As part of this conversion, all of the outstanding membership interests in TNHC LLC will be converted into an aggregate of 8,636,250 shares of common stock in The New Home Company Inc. Subsequent to our conversion into a corporation, we will be subject to taxation as a corporation under U.S. Federal and state income tax laws.

We carry out our business generally through a number of project-specific, wholly owned subsidiaries and joint ventures. Our fee building business is conducted primarily through our wholly owned subsidiary, TNHC Realty and Construction Inc., through which we also conduct real estate brokerage and contracting activities relating to our business.

The following chart illustrates our expected ownership and structure immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional shares):

(1)

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions), or TNHC LLC, will receive an aggregate of 8,636,250 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and three other non-management institutional investors (Tricon, Watt and IHP). In accordance with the TNHC LLC operating agreement, the allocation of 8,636,250 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”
(2)

Excludes: (i) 107,500 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2014 Long Term Incentive Plan; and (ii) 608,750 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2014 Long Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

(3)

If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Non-Management Institutional Investors

IHP, Watt, and Tricon are our current non-management institutional investors.

IHP Capital Partners was founded in 1992 and is one of the largest investment firms in the United States providing equity financing for residential development. The firm invests institutional capital in for-sale residential real estate projects, including land entitlement, land development and housing construction. IHP and its investment partners have created neighborhoods and communities valued at more than $19 billion, investing in over 235 projects with more than 50 builder and developer partners throughout the United States.

The Watt Companies offer comprehensive and diversified real estate services across the United States to investors and partners, homebuyers and commercial customers. Watt builds homes, offices and shopping centers.

Listed on the Toronto Stock Exchange (TCN:TSX), Tricon Capital Group Inc. is one of North America’s leading residential real estate companies with a focus on single-family land development, homebuilding, multi-family construction and single-family rental. Through its private fund business, Tricon currently manages in excess of $1 billion for primarily institutional investors and has funded approximately 150 development projects valued at more than $10 billion since its inception. Tricon is also a leading participant in the U.S. single-family rental sector and currently owns approximately 1,800 homes for its own account.

Our Offices

Our principal executive offices are located at 95 Enterprise, Suite 325, Aliso Viejo, California 92656. Our main telephone number is (949) 382-7800. Our internet website is thenewhomecompany.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in and is not a part of this prospectus.

The Offering

Common stock offered by us	7,812,500 shares

Common stock to be outstanding immediately following this offering	16,448,750 shares(1)

Underwriters’ option to purchase additional shares	Up to 1,171,875 shares. If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $113.0 million (or approximately $130.4 million if the underwriters fully exercise their option to purchase additional shares of our common stock from us), assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, excluding the net proceeds received from any exercise of the underwriters’ option to purchase additional shares from us, primarily for the acquisition of land, including the land described above under “—Pending Acquisitions,” and for development of lots, home construction and other related purposes. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Although we will receive the net proceeds from any sale of shares of our common stock pursuant to any exercise of the underwriters’ option to purchase additional shares from us, we will use such proceeds to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Dividend policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. See “Dividend Policy.”

New York Stock Exchange symbol	Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 390,625 shares of our common stock being offered to persons who are directors, officers or employees, or who are otherwise associated with us. See “Underwriting.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 26 of this prospectus.

(1)

Based on 16,448,750 shares to be outstanding immediately after the consummation of our formation transactions and excludes: (i) 107,500 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (assuming a public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus); (ii) 608,750 shares of our common stock issuable upon the exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus); and (iii) 928,625 shares of our common stock reserved for future issuance under our 2014 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

Summary of Selected Financial Data

The following tables set forth our summary selected financial data and other operating information, including pro forma information. The selected financial data as of and for the years ended December 31, 2012 and 2011 and for the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected financial data as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and the nine months ended September 30, 2013 are based on the historical statements of operations. Our historical information is derived from our unaudited statement of operations for the nine months ended September 30, 2013 and our audited statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data as of September 30, 2013 gives effect to the issuance of 7,812,500 shares of common stock at $16.00 per share (based on the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of our membership interests into 8,636,250 shares of common stock all in connection with our initial public offering, as if those transactions had occurred as of September 30, 2013. The unaudited pro forma consolidated statements of operations data for the nine months ended September 30, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans assuming we were public as of January 1, 2012. In addition, we have adjusted our provision for income taxes in the pro forma statement of operations assuming we operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements data are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements data are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with our historical consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements.

	TNHC Inc. Pro Forma(3)	TNHC LLC		TNHC Inc. Pro Forma(3)	TNHC LLC			Predecessor
	Nine Months Ended September 30,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2013	2012	2012	2012	2011	2010	2010
Statement of Operations Data:(1)						(As Restated)(6)
Home sales(2)	$24,735,081	$24,735,081	$12,303,354	$24,197,956	$24,197,956	$25,624,111	$5,319,408	$538,598
Cost of home sales(2)	20,386,325	20,386,325	10,720,384	20,779,338	20,779,338	21,774,199	4,423,236	399,995

Homebuilding gross profit	4,348,756	4,348,756	1,582,970	3,418,618	3,418,618	3,849,912	896,172	138,603

Fee building	33,689,862	33,689,862	13,485,624	28,268,675	28,268,675	16,522,946	11,494,347	12,941,110
Cost of fee building	30,663,898	30,663,898	12,843,103	26,505,042	26,505,042	16,762,666	11,331,286	12,764,497

Fee building gross profit	3,025,964	3,025,964	642,521	1,763,633	1,763,633	(239,720)	163,061	176,613
Land sales gross margin	—	—	(321,791)	(321,791)	(321,791)	—	—
Abandoned project costs	489,395	489,395	239,340	408,642	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(1,689,659)	(1,689,659)	183,191	(349,445)	(349,445)	38,916	—	—
Selling and marketing	1,272,575	1,272,575	1,096,071	1,677,058	1,677,058	1,748,430	453,799	134,002
General and administrative	5,682,754	4,122,348	3,194,285	9,132,157	4,474,949	3,997,617	848,114	328,295

Income (loss) from operations	1,619,655	3,180,061	(2,809,187)	(6,007,952)	(1,350,744)	(2,303,569)	(242,680)	(147,081)
Guaranty fee income	85,173	85,173	56,782	85,172	85,172	—	—
Other expense, net	(33,790)	(33,790)	(16,001)	(15,048)	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	1,671,038	3,231,444	(2,768,406)	(5,937,828)	(1,280,620)	(2,318,319)	(253,276)	(153,129)
Provision for taxes	—	(315,313)	(49,543)	—	(71,255)	(10,149)	—	—

Net income (loss)	$1,671,038	$2,916,131	$(2,817,949)	$(5,937,828)	$(1,351,875)	$(2,328,468)	$(253,276)	$(153,129)

	TNHC Inc. Pro Forma(3)	TNHC LLC		TNHC Inc. Pro Forma(3)	TNHC LLC			Predecessor
	Nine Months Ended September 30,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2013	2012	2012	2012	2011	2010	2010
Unaudited pro forma income (loss) per share
Basic	$0.19			$(0.69)

Diluted	$0.19			$(0.69)

Operating Data — Company Projects
Net new home orders		66	51		72	45	15	4
New homes delivered		59	30		53	49	8	—
Average sales price of homes delivered		$419,000	$410,000		$457,000	$523,000	$665,000	$—
Cancellation rate		16.5%	16.4%		16.0%	25.0%	10.0%	0.0%
Average selling communities		4	5		4	4	3	1
Selling communities at end of period		3	3		3	4	3	1
Backlog at end of period, number of homes		32	30		26	7	11	4
Backlog at end of period, aggregate sales value		$20,030,000	$15,498,000		$10,593,000	$5,074,000	$3,982,000	$1,177,000

	As of September 30, 2013		As of December 31,
	TNHC Inc. Pro Forma(3)	TNHC LLC	2012	2011
Balance Sheet Data
Cash and restricted cash	$117,602,356	$4,602,356	$6,152,048	$5,523,851
Receivables	4,475,666	4,475,666	6,049,676	59,317
Real estate inventories	48,023,354	48,023,354	39,268,764	28,890,573
Investment in unconsolidated joint ventures	28,238,214	28,238,214	12,424,229	4,854,584
Other assets	3,949,283	3,949,283	615,999	433,465

Total assets	$202,288,873	$89,288,873	$64,510,716	$39,761,790

Notes payable to member	$—	$—	$1,000,000	$—
Notes payable	16,975,153	16,975,153	16,721,878	9,383,462
Accounts payable and accrued expenses	11,866,625	11,866,625	11,214,124	2,526,739

Total liabilities	28,841,778	28,841,778	28,936,002	11,910,201
Members’ equity	—	60,447,095	35,574,714	27,851,589
Stockholders’ equity	173,447,095	—	—	—

Total liabilities and equity	$202,288,873	$89,288,873	$64,510,716	$39,761,790

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles and tax laws; and

•	passage of legislation or other regulatory developments that adversely affect us or the homebuilding and land development industry.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, our stock price and trading volume could decline.

If a trading market for our common stock develops, the trading market will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our common stock, adversely change their recommendations from time to time or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among us, our non-management institutional investors and the underwriters. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is the acquisition and development of land, and the design, construction and sale of single-family homes;

•	prior offerings of those companies;

•	our prospects for acquiring land parcels for development at attractive values;

•	our capital structure;

•	an assessment of our management and its experience in acquiring land parcels and designing, constructing and selling homes;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

If you purchase common stock in this offering, you will experience immediate dilution.

The offering price of our common stock is higher than the pro forma as adjusted net tangible book value per share of our common stock outstanding upon the completion of this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $5.46 per share of our common stock, based upon the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the pro forma as adjusted per share net tangible book value of our assets. See “Dilution.”

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock, securities (including debt securities) convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or other securities on the value of our common stock. Sales of substantial amounts of our common stock by a large stockholder or otherwise, or the perception that such sales could occur, may adversely affect the market price of our common stock.

We are offering 7,812,500 shares of our common stock as described in this prospectus (or up to 8,984,375 shares if the underwriters fully exercise their option to purchase additional shares from us). Upon the completion of this offering, the members of our management team will collectively beneficially own 3,302,500 shares of our common stock (excluding grants of options to purchase shares of our common stock), which will represent 20.1% of our common stock outstanding immediately after this offering. See “Principal Stockholders.” In addition, our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted an aggregate of 73,750 restricted stock units (based upon the midpoint of the price range set forth on the cover page of this prospectus), and the members of our management team, other officers and employees will be granted options to purchase an aggregate of 608,750 shares of our common stock (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus), in each case upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan, and our director nominees will be granted an aggregate of 33,750 restricted stock units upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering. In connection with this offering, we, our officers and directors, TNHC Partners LLC and our non-management institutional investors and others have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock.

We will enter into a registration rights agreement with the members of TNHC LLC, including the members of our management team and the institutional investors in TNHC LLC, with respect to the shares of our common stock that they will receive as part of our formation transactions. We refer to these shares collectively as the “registrable shares.” Pursuant to the registration rights agreement, we will grant the members of TNHC LLC and their direct and indirect transferees shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to “piggy-back” the registrable shares in registration statements we might file in connection with any future public offering.

In connection with this offering, we intend to file a registration statement on Form S-8 to register the offer and sale of the total number of shares of our common stock that may be issued under our 2014 Long-Term

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $113.0 million (or approximately $130.4 million if the underwriters fully exercise their option to purchase additional shares of our common stock from us), assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, excluding any net proceeds received from any exercise of the underwriters’ option to purchase additional shares from us, primarily for the acquisition of land, including the land described under “Our Business—Pending Acquisitions,” and for development of lots, home construction and other related purposes. We do not intend to use any of the net proceeds from this offering to purchase real estate inventories from any of our executive officers, directors, director nominees or more than 5% stockholders. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $7.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed above is illustrative only.

Although we will receive the net proceeds from any sale of shares of our common stock pursuant to the underwriters’ option to purchase additional shares from us, we will use such proceeds to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give further effect to:

•	our conversion from a limited liability company to a corporation and the adoption of our certificate of incorporation as part of our formation transactions;

•

the issuance of 8,636,250 shares of our common stock to TNHC LLC’s members in exchange for, and the cancellation of, their respective membership interests in TNHC LLC as part of our formation transactions; and

•

the issuance and sale of 7,812,500 shares of our common stock that we are offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013 (unaudited)
	Actual	Pro Forma
Debt:
Notes payable	$16,975,153	$16,975,153

Total Debt	$16,975,153	$16,975,153

Members’ equity and stockholders’ equity:
Members’ equity	60,447,095	—
Common stock, $0.01 par value per share; no shares authorized and no shares issued and outstanding, actual and pro forma; 500,000,000 shares authorized and 16,448,750 shares issued and outstanding, pro forma as adjusted(2)	—	164,488
Preferred Stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding, actual and pro forma; 50,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital(1)	—	173,282,607

Total members’ equity	60,447,095	—

Total stockholders’ equity(1)	—	173,447,095

Total capitalization(1)	$77,422,248	$190,422,248

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed above is illustrative only.

(2)

The number of outstanding shares does not include: (i) 107,500 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our

2014 Long-Term Incentive Plan (assuming a public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus); (ii) 608,750 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus); and (iii) 928,625 shares of our common stock reserved for future issuance under our 2014 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

DILUTION

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution to the extent of the difference between the public offering price per share that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of September 30, 2013, our historical net tangible book value was approximately $60.4 million. As of September 30, 2013, our pro forma net tangible book value was approximately $60.4 million, or $7.00 per share of our common stock, after giving effect to:

•	our conversion from a limited liability company to a corporation and the adoption of our certificate of incorporation as part of our formation transactions; and

•

the issuance of 8,636,250 shares of our common stock to TNHC LLC’s members in exchange for, and the cancellation of, their respective membership interests in TNHC LLC as part of our formation transactions.

After giving further effect to the sale of 7,812,500 shares of our common stock that we are offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 was approximately $173.4 million, or $10.54 per share. This amount represents an immediate increase in net tangible book value of approximately $3.54 per share of our common stock to our existing stockholders and an immediate dilution of approximately $5.46 per share to purchasers in this offering.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of September 30, 2013	$7.00
Increase in net tangible book value per share, after giving effect to the pro forma as adjusted adjustments described above	3.54

Pro forma as adjusted net tangible book value per share after this offering		10.54

Dilution per share to purchasers in this offering		$5.46

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $0.45 per share and the dilution by $0.44 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2013, on the pro forma as adjusted basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by purchasers in this offering, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing stockholders	8,636,250	52.5%	$60,447,095	32.6%	$7.00

Purchasers in this offering	7,812,500	47.5	125,000,000	67.4	16.00

Total	16,448,750	100.0%	$185,447,095	100.0%	$11.27

If the underwriters’ option to purchase additional shares from us is exercised in full, then, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors, the following will occur:

•	the number of shares of our common stock held by our existing stockholders will decrease to 7,464,375 shares, or approximately 45.4% of the total number of shares of our common stock outstanding;

•

the number of shares of our common stock held by purchasers in this offering will increase to 8,984,375 shares, or approximately 54.6% of the total number of shares of our common stock outstanding; and

•

the pro forma as adjusted net tangible book value per share will be the same amount as described above, and the immediate dilution experienced by purchasers in this offering will be the same amounts as described above.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data and other operating information, including pro forma information. The selected financial data as of and for the years ended December 31, 2012 and 2011 and for the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected financial data as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and the nine months ended September 30, 2013 are based on the historical statements of operations. Our historical information is derived from our unaudited statement of operations for the nine months ended September 30, 2013 and our audited statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data as of September 30, 2013 gives effect to the issuance of 7,812,500 shares of common stock at $16.00 per share (based on the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of our membership interests into 8,636,250 shares of common stock all in connection with our initial public offering, as if those transactions had occurred as of September 30, 2013. The unaudited pro forma consolidated statements of operations data for the nine months ended September 30, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans assuming we were public as of January 1, 2012. In addition, we have adjusted our provision for income taxes in the pro forma statement of operations assuming we operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements data are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements data are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with our historical consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements.

	TNHC Inc. Pro Forma(3)	TNHC LLC		TNHC Inc. Pro Forma(3)	TNHC LLC			Predecessor
	Nine Months Ended September 30,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2013	2012	2012	2012	2011	2010	2010
Statement of Operations Data:(1)						(As Restated)(6)
Home sales(2)	$24,735,081	$24,735,081	$12,303,354	$24,197,956	$24,197,956	$25,624,111	$5,319,408	$538,598
Cost of home sales(2)	20,386,325	20,386,325	10,720,384	20,779,338	20,779,338	21,774,199	4,423,236	399,995

Homebuilding gross profit	4,348,756	4,348,756	1,582,970	3,418,618	3,418,618	3,849,912	896,172	138,603

Fee building	33,689,862	33,689,862	13,485,624	28,268,675	28,268,675	16,522,946	11,494,347	12,941,110
Cost of fee building	30,663,898	30,663,898	12,843,103	26,505,042	26,505,042	16,762,666	11,331,286	12,764,497

Fee building gross profit (loss)	3,025,964	3,025,964	642,521	1,763,633	1,763,633	(239,720)	163,061	176,613
Land sales gross margin	—	—	(321,791)	(321,791)	(321,791)	—	—
Abandoned project costs	489,395	489,395	239,340	408,642	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(1,689,659)	(1,689,659)	183,191	(349,445)	(349,445)	38,916	—	—
Selling and marketing	1,272,575	1,272,575	1,096,071	1,677,058	1,677,058	1,748,430	453,799	134,002
General and administrative	5,682,754	4,122,348	3,194,285	9,132,157	4,474,949	3,997,617	848,114	328,295

Income (loss) from operations	1,619,655	3,180,061	(2,809,187)	(6,007,952)	(1,350,744)	(2,303,569)	(242,680)	(147,081)
Guaranty fee income	85,173	85,173	56,782	85,172	85,172	—	—
Other expense, net	(33,790)	(33,790)	(16,001)	(15,048)	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	$1,671,038	3,231,444	(2,768,406)	$(5,937,828)	(1,280,620)	(2,318,319)	(253,276)	(153,129)
Provision for taxes	—	(315,313)	(49,543)	—	(71,255)	(10,149)	—	—

Net income (loss)	$1,671,038	$2,916,131	$(2,817,949)	$(5,937,828)	$(1,351,875)	$(2,328,468)	$(253,276)	$(153,129)

Unaudited pro forma income (loss) per share
Basic	$0.19			$(0.69)

Diluted	$0.19			$(0.69)

Operating Data — Company Projects
Net new home orders		66	51		72	45	15	4
New homes delivered		59	30		53	49	8	—
Average sales price of homes delivered		$419,000	$410,000		$457,000	$523,000	$665,000	$—
Cancellation rate		16.5%	16.4%		16.0%	25.0%	10.0%	0.0%
Average selling communities		4	5		4	4	3	1
Selling communities at end of period		3	3		3	4	3	1
Backlog at end of period, number of homes		32	30		26	7	11	4
Backlog at end of period, aggregate sales value		$20,030,000	$15,498,000		$10,593,000	$5,074,000	$3,982,000	$1,177,000

	As of September 30, 2013		As of December 31,
	TNHC Inc. Pro Forma(3)	TNHC LLC	2012	2011
Balance Sheet Data
Cash and restricted cash	$117,602,356	$4,602,356	$6,152,048	$5,523,851
Receivables	4,475,666	4,475,666	6,049,676	59,317
Real estate inventories	48,023,354	48,023,354	39,268,764	28,890,573
Investment in unconsolidated joint ventures	28,238,214	28,238,214	12,424,229	4,854,584
Other assets	3,949,283	3,949,283	615,999	433,465

Total assets	$202,288,873	$89,288,873	$64,510,716	$39,761,790

Notes payable to member	$—	$—	$1,000,000	$—
Notes payable	16,975,153	16,975,153	16,721,878	9,383,462
Accounts payable and accrued expenses	11,866,625	11,866,625	11,214,124	2,526,739

Total liabilities	28,841,778	28,841,778	28,936,002	11,910,201
Members’ equity	—	60,447,095	35,574,714	27,851,589
Stockholders’ equity	173,447,095	—	—	—

Total liabilities and members’ equity	$202,288,873	$89,288,873	$64,510,716	$39,761,790

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATION

You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Selected Financial Data” and “Our Business” and our historical financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We are a new generation homebuilder focused on the design, construction and sale of innovative and consumer-driven homes in major metropolitan areas within select growth markets in California, including coastal Southern California, the San Francisco Bay area and metro Sacramento. We also seek to create unique communities via our significant land development expertise, either stand-alone or within master-planned communities developed by third parties.

We were founded in August 2009, towards the end of an unprecedented downturn in the U.S. homebuilding industry, with a combined initial capital commitment of $10 million by our founders, who are also our four most senior executives. Our business initially focused on fee building projects in Southern California, in which we built, marketed and sold homes for independent third-party land owners in prestigious master planned communities. Fee-building represented a capital-efficient method of establishing operations and strengthening relationships with key land owners and developers. Commencing with the $20 million capital commitment by Institutional Housing Partners, or IHP, and Watt Residential LLC, or Watt, in August 2010, and the subsequent $10 million capital commitment by Tricon Capital, or Tricon, in January 2011, we began to rapidly deploy capital to acquire land and build homes for our own account on larger infill sites within established communities, where we could leverage the experience of our management team in land planning and development. In an effort to sustain a steep growth trajectory while retaining ownership control and generating attractive risk-adjusted returns for all stakeholders, we have employed a joint venture strategy, in which we contribute a minority share of the capital and receive distributions in excess of our percentage capital interest plus management fees from the joint ventures. Our joint venture strategy has been instrumental in allowing us to leverage our entity-level capital and establish a homebuilding platform focused on high-growth, land-constrained markets, such as Orange and Los Angeles counties in Southern California and San Mateo, Santa Clara, Marin and Yolo counties in Northern California.

Overview and Outlook

During the year ended December 31, 2012 and continuing through the nine months ended September 30, 2013, the overall housing market continued to show signs of improvement largely driven by increasing consumer confidence levels related to the homebuilding industry, continued favorable housing affordability based on historical metrics, decreasing home inventory levels in many markets, and more positive consumer sentiment for the overall economy. Individual markets continue to experience varying results as local economic and employment situations strongly influence the local market demand and home buying abilities. However, our markets have shown positive indicators of a sustainable recovery. We improved on several key operating metrics during the year and nine months ended December 31, 2012 and September 30, 2013, respectively, as compared to the year and nine months ended December 31, 2011 and September 30, 2012, respectively, including increased net new home orders, home deliveries, fee building revenue, homebuilding gross margin, backlog units, backlog value and equity in net income from unconsolidated joint ventures.

We expect to adopt an equity incentive plan in connection with this offering. The number of shares of our common stock that may be issued under our 2014 Long-Term Incentive Plan is 1,644,875 shares. Assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the pricing of this offering, we expect to grant 107,500 restricted stock units to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our non-employee director nominees, as well as options to purchase 608,750 shares of our common stock to the members of our management team, other officers and employees, in each case pursuant to our 2014 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering. We expect to have 928,625 shares of our common stock reserved for future issuance under our 2014 Long-Term Incentive Plan. Based upon this assumed initial public offering price, we expect to recognize compensation expense in respect of the foregoing restricted stock unit grants of $1,720,000, of which $1,313,333 will be recognized ratably over the first twelve months, $203,333 in the second twelve months and $203,334 in the third twelve months, from the grant date. In addition, based upon this assumed initial public offering price, we expect to recognize compensation expense in respect of the foregoing option grants of $4,077,625, of which $1,359,209 will be recognized in the first twelve months, $1,359,209 in the second twelve months and $1,359,209 in the third twelve months, from the grant date. For a description of our 2014 Long-Term Incentive Plan and the initial awards to be made pursuant to such plan, see “Executive and Director Compensation—2014 Long-Term Incentive Plan.”

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated upon consolidation. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, as contained within the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC. Operating results for the periods presented are not necessarily indicative of the results to be expected for any subsequent period.

Results of Operations

Our primary goal in 2012 was to acquire land or lots in targeted market areas to generate deliveries beginning in 2013 and beyond. We are currently in the process of acquiring and developing lots in California to increase our lot supply and community count. Our communities are strategically located in major metropolitan areas within select California growth markets, including coastal Southern California, the San Francisco Bay area and metro Sacramento. While our primary growth strategy will focus on increasing our market position in these markets, we are exploring expansion opportunities in Phoenix and the Pacific Northwest and may consider other markets, through organic growth or acquisitions. During the nine months ended September 30, 2013 and the year ended December 31, 2012, we acquired 20 and 150 lots, respectively, in California. As of September 30, 2013, we owned 329 lots and had begun development on 78 of those lots. We were under contract to acquire 497 lots in our existing markets as of September 30, 2013.

We are also focused on increasing our number of active selling locations, which we expect will contribute to our new home order growth, homes in backlog and ultimately new home deliveries. Our backlog units increased 7% from 30 to 32 as of September 30, 2013 as compared to September 30, 2012. Backlog value also increased $4.5 million, or 29%, to $20.0 million as of September 30, 2013 as compared to September 30, 2012. We opened one new community and increased our net new home orders by 60% during the year ended December 31, 2012 as compared to the year ended December 31, 2011. Our backlog units increased from seven to 26, a 271% increase, and the backlog value increased 109% from $5.1 million to $10.6 million as of December 31, 2012, as compared to December 31, 2011.

Our equity in net income (loss) from unconsolidated joint ventures increased $1,872,850 from a loss of $183,191 to income of $1,689,659 for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. We experienced our first net new home orders and new home deliveries from an unconsolidated joint venture during the year ended December 31, 2012, which were 96 and 42, respectively. During the nine months ended September 30, 2013, net new home orders and new home deliveries from unconsolidated joint ventures were 111 and 74, respectively.

We operate our business through The New Home Company LLC, which, prior to the completion of this offering, will be converted into a Delaware corporation and renamed The New Home Company Inc. The members of The New Home Company LLC, which include TNHC Partners LLC (the founders), IHP, Watt and Tricon, will receive an aggregate of 8,636,250 shares of our common stock in connection with our conversion into a corporation.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Experienced and Proven Leadership Supported by a Talented Senior Management Team

Our founders have worked together for various periods of up to 25 years and have successful track records of managing and growing homebuilding companies. Their combined real estate industry experience includes land acquisition, entitlement, master-planned community creation, land development, home construction, financing, marketing and sales of single-family detached and attached homes in communities in a variety of markets. Prior to forming our company in 2009, Messrs. Webb and Stelmar worked together for 11 years at John Laing Homes, from its formation in 1998, ultimately serving as its Chief Executive Officer and Chief Financial Officer, respectively. In 2001, Messrs. Webb and Stelmar led the leveraged buyout of John Laing Homes for $190 million (representing a purchase price of approximately 1.0x book value), resulting in GMAC/RFC becoming the majority owner, and successfully orchestrated the timely sale of John Laing Homes in 2006 for $1.05 billion (representing a sale price of approximately 3.4x book value). Mr. Redwitz joined John Laing Homes in 2002 as President of its Laing Luxury Division, having served previously as President of Taylor Woodrow’s Southern California division from 1999 to 2002. In addition, Mr. Davis brings over 40 years of land development and entitlement experience and served for eleven years as President of Irvine Community Development Corporation, a subsidiary of The Irvine Company and developer of the Irvine Ranch, a 125,000 lot master-planned community containing approximately 40 villages located in Orange County, California. However, despite our management team’s experience, we were formed in 2009 and have a limited operating history.

We believe that our founders’ extensive experience, relationships, local market knowledge and reputation provide us with a competitive advantage in being able to acquire land, create masterplans, obtain entitlements, build quality homes and complete projects on budget and on schedule. Our executives are supported by a talented senior management team that was assembled at a time of dislocation in the homebuilding industry and was hand-picked to build deep organizational strength designed to ensure execution of management’s business plan.

Our founders have made and continue to hold a significant investment in the Company. Collectively, Messrs. Webb, Stelmar, Redwitz and Davis have invested $15 million cumulatively since the Company’s formation in 2009. Upon the completion of this offering, they will collectively beneficially own 3,302,500 shares of our common stock (excluding options to purchase 531,250 shares of our common stock to be granted in connection with this offering), which will represent 20.1% of our common stock outstanding immediately after this offering.

Significant Land Positions in Our Markets to Support Growth Plan

We believe that we have strong land positions strategically located within our core markets, many of which were acquired during the downturn and are controlled at favorable prices. The prior experience of our founders in the creation of thoughtful land plans and consumer-driven architecture provides us the ability to create unique communities, enhancing the value of our homes. Our Southern California assets are well located along key transportation corridors in major job centers in our submarkets. In the San Francisco Bay area, our assets are located within and around the Silicon Valley, a major employment center. In Sacramento, our assets are located in infill or existing master-planned communities, located near major employment centers, with a concentration of larger technology and medical companies and strong school districts.

TNHC Newport LLC

We have an indirect capital interest in the TNHC Newport joint venture through our unconsolidated subsidiary, TNHC Meridian Investors. We have a 37% capital interest in TNHC Meridian Investors, and IHP Meridian, an affiliate of IHP, is our partner in TNHC Meridian Investors. Under the terms of the TNHC Meridian Investors joint venture agreement, after the return of certain preference amounts, capital contributions and cost overruns/profit shortfalls to the joint venture partners, we are entitled to receive distributions from the joint venture equal to our percentage capital interest. TNHC Meridian Investors in turn has a 35% capital interest in the TNHC Newport joint venture. NB Residences, LLC is our partner in the TNHC Newport joint venture and TNHC Newport owns the Meridian project located in Newport Beach, California. Under the terms of the TNHC Newport joint venture agreement, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital and a 12% per annum second priority preference amount and their second priority contributed capital, TNHC Meridian Investors is entitled to receive 50% of the distributions from the joint venture in accordance with our percentage economic interest. In addition, TNHC Meridian Investors receives management fees from the joint venture of approximately 3% of gross sales revenue. From this management fee, IHP Meridian is entitled to receive a $500,000 project commitment fee, payable in installments equal to 1/12th of any portion of the management fee paid by TNHC Newport, and we are entitled to the remainder.

TNHC Meridian serves as the managing member of the joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction, approval of any budget that varies materially from the initial annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the initial phase of construction has been substantially completed, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interests to us.

TNHC-HW San Jose, LLC

We have a 15% capital interest in the TNHC-HW San Jose joint venture. HW San Jose, LLC is our partner in this joint venture. The joint venture owns the Row Towns, Court Towns and Condo Flats of the Orchard Park project located in San Jose, California. Under the terms of the joint venture, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital and a 12% per annum second priority preference amount and their second priority contributed capital, we are entitled to receive 30% of the distributions from the joint venture. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the managing member of the TNHC-HW San Jose joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of any budget that varies materially from the initial annual budget, the incurrence of any joint venture indebtedness or modifying the terms of existing debt. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the date on which completion of construction of the improvements has been substantially completed, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interest to us.

LR8 Investors, LLC

We have a 5% capital interest in the LR8 Investors joint venture, which owns The Field, The Hill and The Grove projects in the Lambert Ranch in Irvine, California. MFC18 LR LLC is our partner in this joint venture. If at any time, our partner intends to sell to one or more third-party purchasers more than 50% of its interest or any portion of its interest so that it will no longer control the joint venture, it may require us to sell our entire interest in the joint venture pursuant to the terms and conditions of such sale. Under the terms of the joint venture, we and our joint venture partner are entitled to distributions in accordance with our respective capital interests until each joint venture partner has achieved a 15% internal rate of return on its capital contributions. Thereafter, we are entitled to receive 15% of distributions until each joint venture partner achieves a 20% internal rate of return or an aggregate of 1.5 times its peak capital contributions to the joint venture, whichever is greater. Thereafter, we are entitled to receive 20% of distributions until each joint venture partner has achieved the greater of a 25% internal rate of return or received an amount equal to 1.65 times its peak capital contributions to the joint venture. Thereafter we are entitled to receive 30% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the administrative member of the LR8 Investors joint venture in charge of its day-to-day operations with the duty to carry out all decisions and resolutions of the executive committee. Our partner serves as the managing member having the authority to do any act which is necessary or desirable to carry out the purposes of the joint venture, subject to the consent of the executive committee for certain major decisions. The executive committee consists of one member appointed by us and two members appointed by our partner. We may be removed as the administrative member for cause or if we are terminated as the general contractor but may not resign in our capacity as such. No member may transfer its interest in the joint venture without the written consent of the other member, except when such transfer is permitted under the joint venture agreement.

We have agreed to offer the parent entity of MFC18 LR LLC the opportunity to enter into one or more future homebuilding joint ventures that total $30 million or more of equity. The decision to seek such capital is ours in our sole discretion. We have not entered into any documentation with regard to any future joint venture, and our joint venture partner has not committed to make any such investments. There can be no assurance as to the timing or completion of any future joint venture with such partner.

Larkspur Land 8 Investors, LLC

We have a 10% capital interest in the Larkspur Land 8 Investors joint venture, which owns The Collection, Garden House and Terraces and Rose Lane projects in Larkspur, California. MFC18 Larkspur Land, LLC is our partner in this joint venture. If at any time, our partner intends to sell to one or more third-party purchasers more than 50% of its interest or any portion of its interest so that it will no longer control the joint venture, it may require us to sell our entire interest in the joint venture pursuant to the terms and conditions of such sale. Under the terms of the joint venture, we and our joint venture partner are entitled to distributions from the joint venture in accordance with our respective capital interests until each joint venture partner has achieved a 15% internal rate of return on its capital contributions. Thereafter, we are entitled to receive 20% of distributions until each joint venture partner receives amounts equal to the greater of a 20% internal rate of return or an aggregate of 1.5 times its capital contributions. Thereafter, we are entitled to receive 25% of distributions until each member has achieved a 25% internal rate of return or received an amount equal to 1.65 times its capital contributions, whichever is greater. Thereafter we are entitled to receive 35% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the administrative member of the Larkspur Land 8 Investors joint venture in charge of its day-to-day operations with the duty to carry out all decisions and resolutions of the executive committee. Our partner serves as the managing member having the authority to do any act which is necessary or desirable to carry out the purposes of the joint venture, subject to the consent of the executive committee for certain major decisions. The executive committee consists of one member appointed by us and two members appointed by our partner. We may be removed as the administrative member of this joint venture for cause or if we are terminated as the general contractor but may not resign in our capacity as such. No member may transfer its interest in the joint venture without the written consent of the other member, except when such transfer is permitted under the joint venture agreement.

TNHC-TCN Santa Clarita LP

We have a 10% capital interest in the TNHC-TCN Santa Clarita joint venture. The joint venture owns the Acqua, Terra, Sol and Viento, Villa Metro – Valencia projects located in Santa Clarita, California. TCN Villa Metro LP, an affiliate of Tricon, is our partner in this joint venture. Under the terms of the joint venture, after the return of certain preference amounts and undistributed capital to the joint venture partners, we are entitled to receive 25% of distributions from the joint venture until our partner achieves a 20% internal rate of return and receives an aggregate of 1.5 times its peak capital contributions to the joint venture. Thereafter we are entitled to receive 35% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the general partner of the joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of each annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the general partner for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the third-year anniversary of the joint venture, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest.

TNHC San Juan LLC

We have a 20% capital interest in the TNHC San Juan joint venture. Ora Residential Investments I, L.P. is our partner in this joint venture. The joint venture will develop a project located in San Juan, California. Under the terms of the joint venture, after the return of certain preference amounts and priority capital to the joint venture partners, we are entitled to 30% of the distributions from the joint venture until our partner has achieved a 21% internal rate of return. Thereafter, we are entitled to receive 70% of distributions until we have received an amount equal to the amount of distributions received by our joint venture partner. Thereafter, we are entitled to receive 50% of distributions. In addition, we receive management fees from the joint venture of up to approximately 3% of gross sales revenue.

We serve as the managing member of the TNHC San Juan joint venture with discretion to manage its business and affairs on a daily basis, except for major decisions that require the prior written consent of our joint venture partner. Major decisions include, among others, the settlement of any claim against or by the joint venture in which the amount in controversy exceeds $100,000, the merger of the joint venture into any other entity, the incurrence of secured joint venture indebtedness that exceeds certain thresholds and the deviation in any material respect from the annual plan. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a put-call right pursuant to which, upon the occurrence of an event of default or a certain management impasse, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. Our joint venture partner also has the option to initiate the put-call procedures if the joint venture fails to acquire a project development loan by January 31, 2014 or if certain events triggering a change of control occurs.

Encore McKinley Village, LLC

We entered into the Encore McKinley Village joint venture through McKinley Village, LLC (which we refer to as our McKinley entity for the purpose of this section), an entity owned 50% by us and 50% by RCI McKinley Village, LLC. Our McKinley entity has a 20% capital interest in the Encore McKinley Village joint venture, which owns the McKinley Village project in Sacramento, California. Encore McKinley Associates, LLC is the partner with our McKinley entity in this joint venture. Under the terms of the joint venture, our McKinley entity is entitled to distributions from the joint venture in accordance with its capital interest until our joint venture partner has received a return of all of its contributions and achieved an internal rate of return of 12%. Thereafter, our McKinley entity is entitled to receive 12.5% of distributions plus 20% of the rest of the distributions until our joint venture partner has achieved an internal rate of return of 16%. Our McKinley entity will then receive 25% of distributions plus 20% of the rest of the distributions until our joint venture partner has achieved an internal rate of return of 20%. Thereafter, our McKinley entity will receive 37.5% of distributions plus 20% of the rest of the distributions from the joint venture. In addition, our McKinley entity receives management fees from the joint venture of approximately 3% of project revenue. The amounts noted above are shared between us and RCI.

Our McKinley entity serves as the administrative member of the Encore McKinley Village joint venture with discretion to manage its business and affairs on a daily basis, except for major decisions that require the prior written consent of our joint venture partner. Major decisions include, among others, the adoption of or any supplement to the business plan, any litigation, arbitration or settlement involving the joint venture, any loan by the joint venture to a member, distribution of any property in kind and any other transaction not in the joint venture’s ordinary course of business. Our McKinley entity may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement.

THNC Russell Ranch LLC

We have a 35% capital interest in the THNC Russell Ranch joint venture. IHP Capital Partners VI, LLC is our partner in this joint venture. We and our partner are each represented on the executive committee of the joint venture by two representatives. The joint venture was formed to develop lots in a master-planned community located in Folsom, California. Under the terms of the joint venture, after the return of certain preferred amounts and priority capital to the joint venture partners, we are entitled to receive 50% of the distributions from the joint venture in accordance with our percentage economic interest. In addition, we receive management fees from the joint venture of approximately 3% of net revenues.

We serve as the managing member of the THNC Russell Ranch joint venture responsible for implementing the decisions of the members and overseeing the day-to-day operations of the joint venture. Major decisions require the approval of our joint venture partner. Major decisions include, among others, the commencement of any development, the acquisition of any interest in real property, the incurrence of any joint venture indebtedness or modifying the terms of existing debt or the formation of an assessment district or any other financing mechanism for the infrastructure for the projects. We may be removed as the managing member for cause. We may not transfer or pledge our interest in the joint venture without the prior written consent of our joint venture partner, except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, after

December 31, 2015 or when there is a failure to fund additional capital, both members have a buy-sell right pursuant to which either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. In addition, IHP has the sole right to initiate such buy-sell procedures upon the occurrence of certain replacement events or loss of control events.

The Grove at Granite Bay, LLC

We have a 50% capital interest in The Grove at Granite Bay, LLC joint venture. 2540 Partners LLC is our partner in this joint venture. Our joint venture partner is required to contribute 32 lots with an agreed-upon value of $250,000 per lot. The joint venture was formed to develop a project located in Granite Bay, California. Under the terms of the joint venture, each member is entitled to receive distributions from the joint venture in respect of its preferred return balance based upon its capital contribution, and to the extent its capital account balance exceeds that of the other member. We are thereafter entitled to receive 50% of distributions from the joint venture in accordance with our economic interest. In addition, we will receive management fees and warranty fees from the joint venture of approximately 3% and 1%, respectively, of total gross revenues. This joint venture was consolidated in the Company’s results as of September 30, 2013.

We serve as the manager of the joint venture with discretion to manage its business and affairs on a daily basis, except for certain matters that require the consent of our joint venture partner. These matters include, among others, the continuation of the business of the joint venture after its dissolution, the approval of the transfer of a member’s interest in the joint venture and the amendment to the articles of organization or the joint venture agreement. We may be removed as the manager for cause. Both members have a put-call right pursuant to which, upon the occurrence of an involuntary withdrawal of a member, the remaining member has the option to choose between selling its interest to the withdrawing member or buying out the withdrawing member’s interest. Involuntary withdrawal means, among others events, the bankruptcy, dissolution or a change of control of any member.

TNHC-HW Foster City LLC

We have a 35% capital interest in the TNHC-HW Foster City joint venture. HWFC Project, LLC is our partner in this joint venture. The joint venture owns the Civic Center project located in Foster City, California. Under the terms of the joint venture, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital, and a 12% per annum second priority preference amount and their second priority contributed capital, we are entitled to receive 46.47% of the distributions from the joint venture. In addition, we receive management fees from the joint venture of approximately 3% of gross sales proceeds.

We serve as the managing member of the TNHC-HW Foster City joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction, approval of any budget that varies materially from the initial annual budget and the filing of any application to zone or subdivide the project site. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the first-year anniversary of the joint venture, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interest to us.

Calabasas Village LP

We have a 10% capital interest in the Calabasas Village joint venture. We serve as a limited partner and, through one of our wholly-owned subsidiaries, as the general partner of the joint venture. Calabasas Equity, LP, an affiliate of Tricon, is also a limited partner in this joint venture. The joint venture owns the Calabasas Village project located in Calabasas, California. Under the terms of the joint venture, after the return of a certain preference amount and undistributed capital to the joint venture partners, we are entitled to receive 25% of the distributions from the joint venture until our partner achieves a 20% internal rate of return and then 50% of the distributions from the joint venture until our partner achieves a 25% internal rate of return. Thereafter, we are entitled to receive 60% of the distributions from the joint venture.

As the general partner of the joint venture, we have the discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of each annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the general partner for cause. No partner may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both partners have a buy-sell right pursuant to which, after the third-year anniversary of the joint venture, either partner may initiate procedures requiring the other partner to choose between selling its interest to the initiating partner or buying the initiating partner’s interest.

TNHC-HW Cannery LLC

We have a 35% capital interest in the TNHC-HW Cannery joint venture. Davis City Development, LLC is our partner in this joint venture. The joint venture will acquire the Davis property. Under the terms of the joint venture, after the return of a certain preference amount and priority capital to the joint venture partner, we are entitled to receive 50% of the distributions from the joint venture. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the managing member of the TNHC-HW Cannery joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of any budget that varies materially from the initial annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the date on which completion of construction of the improvements has been substantially completed, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interest to us.

Fee Building Services

Although our primary business focus is building and selling homes for our own account, we also selectively provide construction services to build homes for independent third-party property owners, some of which have been or will be marketed under The New Home Company brand name. We refer to these projects as “fee building projects.” Our services with respect to fee building projects may include design, development, construction and sale of the homes, and we may take a project at any stage of development through its completion and sale. We earn revenue on our fee building projects either as a flat fee for the project or as a percentage of the cost or revenue of the project depending upon the terms of the agreement with our customer.

Our Financing Strategy

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on favorable terms. In this regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is both recourse and non-recourse to us, and we anticipate that future indebtedness will be likewise. As of September 30, 2013, we had approximately $46.8 million of aggregate loan commitments, of which $17.0 million was outstanding. At that date, our aggregate loan commitments consisted of project specific revolving loans and a loan from a land seller secured by the land. Existing indebtedness of our joint ventures is both non-recourse and limited recourse to us. As of September 30, 2013, the unconsolidated joint ventures had approximately $137.7 million of aggregate loan commitments, of which $70.3 million was outstanding. Of these commitment amounts, $36.8 million was non-recourse and $100.9 million was limited recourse to us. Of the amounts outstanding, $39.8 million was limited recourse to us. Limited recourse guarantees include environmental, completion and loan-to-value maintenance. We consider a number of factors when evaluating our level of indebtedness and, when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur, and we may change our target debt levels at any time without the approval of our stockholders.

We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common equity, secured and unsecured corporate level debt, property-level debt and mortgage financing and other public, private or bank debt.

Our Formation Transactions and Structure

Prior to this offering, we have operated our business through TNHC LLC. Prior to the completion of this offering, we will engage in the following formation transactions:

•

TNHC LLC will be converted from a Delaware limited liability company into a Delaware corporation and renamed The New Home Company Inc. Subsequent to our conversion into a corporation, we will be subject to taxation as a corporation under U.S. Federal and state income tax laws.

•

In connection with the conversion, the membership interests of TNHC LLC will be automatically converted into shares of our common stock, and, as a result, the members of TNHC LLC, which members include an entity owned by the members of our management team, will receive an aggregate of 3,302,500 shares of our common stock. We will allocate those shares among the members of TNHC LLC in the manner described in footnote (1) below.

See “Description of Capital Stock” for additional information regarding the terms of our common stock and the terms of our charter and bylaws that will be in effect following our formation transactions. Concurrently with the completion of our formation transactions, the operating agreement of TNHC LLC will be terminated. Following the completion of our formation transactions, The New Home Company Inc., which is the issuer of the shares of our common stock offered by this prospectus, will own the assets and conduct the business described in this prospectus.

The following chart illustrates our ownership and structure immediately prior to the completion of this offering:

The following chart illustrates our expected ownership and structure immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional shares):

(1)

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions), or TNHC LLC, will receive an aggregate 8,636,250 of shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and three other non-management institutional investors (Tricon, Watt and IHP). In accordance with the TNHC LLC operating agreement, the allocation of 8,636,250 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”

(2)

Excludes: (i) 107,500 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2014 Long Term Incentive Plan; and (ii) 608,750 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2014 Long Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

(3)

If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Government Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters, which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the EPA and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental

We may terminate the employment of a named executive officer at any time with or without cause, and the executive may terminate his employment with or without good reason. If we terminate a named executive officer’s employment for cause, or if the named executive officer resigns without good reason, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination.

If we terminate a named executive officer’s employment without cause or if the named executive officer terminates his employment for good reason or due to disability or death, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination. In addition we will reimburse the employer-subsidized portion of the premium under our health and dental plans for a period of 24 months, in the case of Mr. Webb, or 12 months, in the case of Messrs. Stelmar, Davis and Redwitz (or until such earlier date on which they obtain substantially similar coverage).

If we terminate a named executive officer’s employment without cause or if the named executive officer terminates his employment for good reason, the named executive officer will also be entitled to receive a lump sum cash payment in an amount equal to one times or, in the case of Mr. Webb, two times the sum of (1) the named executive officer’s annual base salary, plus (2) the highest annual bonus paid to the named executive officer during the previous three calendar years. These severance benefits will be payable only if the named executive officer signs and does not revoke a waiver and release of any claims against us.

Director Compensation

For the fiscal year ended December 31, 2013, members of the board of managers of TNHC LLC received no compensation for services rendered as such members.

Our board of directors will establish a compensation program for our non-employee directors. Pursuant to this compensation program, we will pay the following fees to each of our non-employee directors:

•	an annual retainer of $40,000;

•	$1,000 for each meeting attended in excess of eight meetings per year for our board of directors or any committee;

•

an annual grant of $60,000 of restricted stock units pursuant to our 2014 Long-Term Incentive Plan (or 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), the initial grant of which will be made upon the pricing of this offering and which restricted stock units will vest one year after the date of grant, subject to continued service. The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock;

•	an additional annual cash retainer of $13,500 to the chair of our audit committee and an additional cash retainer of $8,500 for the other members of the audit committee;

•	an additional annual cash retainer of $9,000 to the chair of our compensation committee and an additional cash retainer of $6,000 for the other members of such committee; and

•	an additional annual cash retainer of $9,000 to the chair of our nominating and corporate governance committee and an additional cash retainer of $6,000 for the other members of such committee.

We will also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Any non-employee director elected or appointed to our board of directors for the first time following the completion of this offering, and, as of the date of each annual meeting after the completion of this offering, each continuing non-employee director, will receive a grant of $60,000 of restricted stock units, based on the trading price of our common stock on the date of grant, which restricted stock units will vest one year after the date of grant subject to continued service. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock. Directors who are employees will not receive any compensation for their services as directors.

Director Stock Ownership Requirement

Each of our non-management directors will be required, within three years of becoming a member of our board, to own shares of our common stock equal to three times the annual cash retainer payable to our non-employee directors.

2014 Long-Term Incentive Plan

Prior to the completion of this offering, our board will have adopted, and our stockholders will have approved, our 2014 Long-Term Incentive Plan to attract and retain directors, officers, employees and consultants. Our 2014 Long-Term Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards.

Administration of our 2014 Long-Term Incentive Plan and Eligibility

Our 2014 Long-Term Incentive Plan will be administered by our compensation committee, which may delegate certain of its authority under our 2014 Long-Term Incentive Plan to our board of directors or, subject to applicable law, to our Chief Executive Officer or such other executive officer as our compensation committee deems appropriate; provided, that our compensation committee may not delegate its authority under our 2014 Long-Term Incentive Plan to our Chief Executive Officer or any other executive officer with regard to the selection for participation in our 2014 Long-Term Incentive Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person.

Our compensation committee has the authority to make awards to eligible participants, which includes our officers, directors, employees and consultants, and persons expected to become our officers, directors, employees or consultants. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards. Our compensation committee may not amend or replace any previously granted option or stock appreciation right in a manner that is considered a repricing under stock exchange listing rules without stockholder approval.

Share Authorization

The number of shares of our common stock that may be issued under our 2014 Long-Term Incentive Plan is 1,644,875 shares, of which no more than 1,644,875 shares of our common stock in the aggregate may be issued in connection with incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)). The number of shares of our common stock available under our 2014 Long-Term Incentive Plan shall be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our 2014 Long-Term Incentive Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our 2014 Long-Term Incentive Plan.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in our 2014 Long-Term Incentive Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. Our compensation committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Termination; Amendment

Our 2014 Long-Term Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend our 2014 Long-Term Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Our compensation committee may amend the terms of any outstanding award under our 2014 Long-Term Incentive Plan at any time. No amendment or termination of our 2014 Long-Term Incentive Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Initial Awards

Upon the pricing of this offering, we will grant the following awards under our 2014 Long-Term Incentive Plan to the members of our management team, other officers and employees and our non-employee director nominees. In determining the initial awards to be granted, consideration was given to the form and amount of awards typically granted in connection with initial public offerings and the recommendations of Semler, Brossy Consulting Group, LLC, a compensation consultant that has been retained to assist us in making such determinations. We asked Semler Brossy to review compensation information for public homebuilders, provide compensation data related to executives at public homebuilders and provide us with general advice on compensation matters, including the determination of salaries and bonus, if any, amounts for our executive officers and equity awards for officers and directors and other employees.

•

Each of Messrs. H. Lawrence Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Thomas Redwitz, our Chief Operating Officer, will be granted options to purchase 156,250 shares in the case of Mr. Webb and 125,000 shares each in the case of Messrs. Stelmar, Davis and Redwitz, based upon the midpoint of the price range set forth on the cover page of this prospectus. These options will have a strike price equal to the fair market value of our common stock on the grant date, will vest on the third anniversary of the date of grant subject to continued service, and will expire in 10 years. The actual strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

•

Our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted 73,750 restricted stock units and options to purchase 77,500 shares of our common stock (based upon the midpoint of the price range set forth on the cover page of this prospectus) and cash awards in an aggregate amount of $200,000. The actual number of options and restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

•

As part of the annual retainer, each of our non-employee director nominees will be granted restricted stock units, including an initial grant to be made upon the pricing of this offering, as described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, our executive officers, directors, director nominees and other related parties will receive material financial and other benefits, including the following:

Employment Agreements

H. Lawrence Webb, Wayne Stelmar, Joseph Davis and Thomas Redwitz will serve as our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Chief Operating Officer, respectively. Upon the completion of this offering, we will enter into employment agreements with each of these officers, which employment agreements will provide for salary, bonus and other benefits and severance upon a termination of employment under certain circumstances. We may enter into similar employment arrangements with certain executive officers that we hire in the future. See “Executive and Director Compensation—Employment Agreements” for a description of the material terms of the employment agreements.

Grants Under our 2014 Long-Term Incentive Plan

Each of Messrs. H. Lawrence Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Thomas Redwitz, our Chief Operating Officer, will be granted options to purchase 156,250 shares in the case of Mr. Webb and 125,000 shares each in the case of Messrs. Stelmar, Davis and Redwitz, based upon the midpoint of the price range set forth on the cover page of this prospectus, upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan. These options will have a strike price equal to the fair market value of our common stock on the grant date, will vest on the third anniversary of the date of grant, subject to continued service, and will expire in 10 years. The actual strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

Our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted 73,750 restricted stock units and options to purchase 77,500 shares of our common stock upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan, and cash awards in an aggregate amount of $200,000. The actual number of restricted stock units and the strike price and the number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

As part of the annual retainer, each of our non-employee director nominees will be granted $60,000 of restricted stock units (or, for the initial grant, 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), including an initial grant to be made upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan, which restricted stock units will vest one year from the date of grant, subject to continued service. The actual number of restricted stock units for the initial grant will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

Indemnification Agreements

Upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

Registration Rights

We will enter into a registration rights agreement with the members of TNHC LLC, including the members of our management team, with respect to the shares of our common stock that they will receive as part of our formation transactions. We refer to these shares collectively as the “registrable shares.” Pursuant to the registration rights agreement, we will grant the members of TNHC LLC and their direct and indirect transferees shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the resale of the registrable shares registered, and, in certain circumstances, the right to “piggy-back” the registrable shares in registration statements we might file in connection with certain future public offerings.

Notwithstanding the foregoing, any registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.”

Joint Ventures

During the years ended December 31, 2012 and 2011, we incurred construction-related costs on behalf of our unconsolidated joint ventures totaling $2,231,559 and $411,235, respectively. As of December 31, 2012 and 2011, $51,160 and $40,549 are reflected as due from affiliates in our consolidated balance sheets, respectively.

We have entered into agreements with our unconsolidated joint ventures to provide management services related to the underlying projects. Pursuant to such management agreements, we receive overhead fees based on each project’s revenues. During the years ended December 31, 2012 and 2011, we earned and received $2,949,365 and $844,411, respectively, in overhead fees, which have been recorded as fee building revenue in our consolidated statements of operations.

During the year ended December 31, 2012, we received $113,563 from one of our unconsolidated joint ventures for certain loan guaranties provided over a 12-month period by us on behalf of the unconsolidated joint venture. We deferred these fees as unearned income at the point the guarantee was executed and the cash was received. For the year ended December 31, 2012, we have recognized $85,172 of these fees as guaranty fee income, in our consolidated statements of operations. As of December 31, 2012, the remaining deferred portion of the fees was $28,391, which is reflected as deferred income from affiliate in our consolidated balance sheets.

We have a 10% capital interest in the Calabasas Village joint venture. We serve as a limited partner and, through one of our wholly-owned subsidiaries, as the general partner of the joint venture. Calabasas Equity, LP, an affiliate of Tricon, is also a limited partner in this joint venture. The joint venture owns the Calabasas Village project located in Calabasas, California. Under the terms of the joint venture, after the return of a certain preference amount and undistributed capital to the joint venture partners, we are entitled to receive 25% of the distributions from the joint venture until our partner achieves a 20% internal rate of return and then 50% of the distributions from the joint venture until our partner achieves a 25% internal rate of return. Thereafter, we are entitled to receive 60% of the distributions from the joint venture. At the time of Calabasas Equity becoming our partner in the Calabasas Village joint venture, the joint venture executed an unsecured promissory note for the benefit of Watt Communities, LLC, our prior partner in such joint venture and an affiliate of Watt. The principal amount of such note is $986,000 and bears interest at 12% per annum. Pursuant to the terms of such note, the joint venture agreed to pay to Watt Communities its originally contributed capital in the principal amount of such note and Watt Communities agreed to cooperate in assigning its property rights under the joint venture. In accordance with the terms of such note, the joint venture made a payment of $920,000 on November 30, 2013, and the balance of the principal and all accrued interest is due on January 31, 2014.

We have an indirect capital interest in the TNHC Newport joint venture through our unconsolidated subsidiary, TNHC Meridian Investors. We have a 37% capital interest in TNHC Meridian Investors, and IHP Meridian, an affiliate of IHP, is our partner in TNHC Meridian Investors. Under the terms of the TNHC Meridian Investors joint venture agreement, after the return of certain preference amounts, capital contributions and cost overruns/profit shortfalls to the joint venture partners, we are entitled to receive distributions from the joint venture equal to our percentage capital interest. TNHC Meridian Investors in turn has a 35% capital interest in the TNHC Newport joint venture.

IHP Note

IHP, one of TNHC LLC’s members and, subsequent to the completion of our formation transactions, one of our shareholders, issued an unsecured promissory note to us on December 13, 2012. The note provided for a commitment of $5,500,000, of which $1,000,000 had been funded as of December 31, 2012 and is included in notes payable to member in our consolidated balance sheets. The note bore interest at 14% per annum and was repaid in August 2013 and the remaining commitment was closed.

Investor Rights Agreement

Pursuant to an investor rights agreement that we will enter into with our non-management institutional investors prior to the completion of this offering, each non-management institutional investor will have the right to nominate one member of our board for as long as it owns 4% or more of our outstanding common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares). Each non-management institutional investor will agree to vote all shares of our common stock that it owns in favor of Messrs. Webb or Berchtold (or, if at that time nominated as a director, Messrs. Stelmar, Davis or Redwitz) in any election in which Messrs. Webb or Berchtold (or, as the case may be, Messrs. Stelmar, Davis or Redwitz) is a director nominee, and each of Messrs. Webb, Stelmar, Davis and Redwitz will agree to vote all shares of our common stock that he owns in favor of the nominees of the non-management institutional investors in any election of directors in which a non-management institutional investor nominee is a director nominee for as long as such non-management institutional investor owns at least 4%.

Advisory Services of Berchtold Capital Partners

Berchtold Capital Partners, an entity owned by Mr. Michael Berchtold, one of our non-employee director nominees, serves as an advisor to us, providing us with general advice and guidance in connection with our becoming a public company, as well as assisting us with the selection of the members of our board of directors, the selection of and interacting with our compensation consultant and advising our executives and our board of managers regarding governance and compensation matters. We will pay Berchtold Capital Partners $500,000 for providing us with these services.

Share Purchase from Non-Management Institutional Investors

We will enter into an agreement with our non-management institutional investors. Pursuant to such agreement, our non-management institutional investors will agree to sell to us, and we will agree to buy from our non-management institutional investors, on a pro rata basis, up to 1,171,875 shares of our common stock, if the underwriters exercise their option to purchase additional shares of our common stock from us. The aggregate number of shares that we will purchase from our non-management institutional investors pursuant to such agreement will be the same number of shares, if any, that we sell to the underwriters pursuant to the exercise of such option. The price per share of common stock that we will pay to purchase these shares from our non-management institutional investors will be equal to the price per share of common stock sold to the public pursuant to this offering, less the underwriting discount.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over that security. A security holder is also deemed to be, as of any date, the beneficial owner of all securities over which such security holder has the right to acquire voting or investment power within 60 days after that date, including through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 8,636,250 shares of our common stock outstanding as of the date immediately prior to the completion of this offering and 16,448,750 shares of our common stock outstanding as of the date immediately following the completion of this offering, in each case after giving effect to our formation transactions. We have granted the underwriters an option to purchase up to 1,171,875 additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. Except as noted below, the address for all beneficial owners in the table below is 95 Enterprise, Suite 325, Aliso Viejo, California 92656.

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering(1)		Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares and the Related Repurchase of Shares from our Non-Management Institutional Investors)
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
H. Lawrence Webb (1)(2)(3)(4)	1,096,219	12.7%	1,096,219	6.7%	1,096,219	6.7%
Wayne Stelmar (1)(3)(5)(6)	825,625	9.6%	825,625	5.0%	825,625	5.0%
Joseph Davis (1)(3)(7)(8)	767,031	8.9%	767,031	4.7%	767,031	4.7%
Thomas Redwitz (1)(3)(9)(10)	613,625	7.1%	613,625	3.7%	613,625	3.7%
David Berman (11)(12)	1,777,612	20.6%	1,777,612	10.8%	1,387,053	8.4%
Douglas C. Neff (13)(14)	1,778,069	20.6%	1,778,069	10.8%	1,387,411	8.4%
Michael Berchtold (15)	—	*	—	*	—	*
Nadine Watt (16)(17)	1,778,069	20.6%	1,778,069	10.8%	1,387,411	8.4%
Sam Bakhshandehpour (15)	—	*	—	*	—	*
Gregory P. Lindstrom (15)	—	*	—	*	—	*
William A. Witte (15)	—	*	—	*	—	*
Cathey S. Lowe (15)	—	*	—	*	—	*
Paul Heeschen (15)	—	*	—	*	—	*
All directors, director nominees and executive officers as a group (13 persons) (2)(4)(5)(6) (7)(8)(9)(10)(11)(13)(15)(16)		100.0%		52.5%		45.3%

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering(1)		Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares and the Related Repurchase of Shares from our Non-Management Institutional Investors)
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
More than 5% Stockholders:
TNHC Partners LLC (1)(3)	3,302,500	20.1%	—	*	—	*
IHP Capital Partners VI, LLC (14)	1,778,069	10.8%	1,778,069	10.8%	1,387,411	8.4%
Watt/TNHC LLC (17)	1,778,069	10.8%	1,778,069	10.8%	1,387,411	8.4%
TCN/TNHC LP (11)(12)	1,777,612	10.8%	1,777,612	10.8%	1,387,053	8.4%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)

As part of our formation transactions, the members of TNHC LLC will receive an aggregate of 8,636,250 shares of our common stock in connection with the exchange of their membership interest in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and our three non-management institutional investors. See “Note Regarding Ownership of Shares Reflected in this Prospectus.”

(2)	Includes 1,096,219 shares of our common stock owned by the Hadley-Webb Family Trust (of which Mr. Webb is a trustee).
(3)

The Hadley-Webb Family Trust (of which Mr. Webb is a trustee), the W. and L. Stelmar Trust (of which Mr. Stelmar is a trustee), the Joseph and Terri Davis Family Trust (of which Mr. Davis is a trustee) and the Redwitz Family Trust (of which Mr. Redwitz is a trustee) are the only members of TNHC Partners LLC. Messrs. Webb, Stelmar, Davis and Redwitz may be deemed to share voting power and dispositive power over the shares of our common stock owned by TNHC Partners LLC. Each of Messrs. Webb, Stelmar, Davis and Redwitz disclaims beneficial ownership of the shares of our common stock owned by TNHC Partners LLC except to the extent of any pecuniary interest therein.

(4)

Excludes 156,250 shares of our common stock issuable upon the exercise of options to be granted to Mr. Webb upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(5)	Includes 825,625 shares of our common stock owned by the W. and L. Stelmar Trust (of which Mr. Stelmar is a trustee).
(6)

Excludes 125,000 shares of our common stock issuable upon the exercise of options to be granted to Mr. Stelmar upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(7)	Includes 767,031 shares of our common stock owned by the Joseph and Terri Davis Family Trust (of which Mr. Davis is a trustee).
(8)

Excludes 125,000 shares of our common stock issuable upon the exercise of options to be granted to Mr. Davis upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(9)	Includes 613,625 shares of our common stock owned by the Redwitz Family Trust (of which Mr. Redwitz is a trustee).
(10)

Excludes 125,000 shares of our common stock issuable upon the exercise of options to be granted to Mr. Redwitz upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(11)

Excludes $60,000 of restricted stock units to be granted to Mr. Berman upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (or 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Mr. Berman is Chairman and Chief Executive Officer of Tricon Capital Group, Inc., one of our non-management institutional investors.

(12)

TCN/TNHC GP LLC has voting and dispositive power over the shares of our common stock held by TCN/TNHC LP. Mr. Berman disclaims beneficial ownership of the shares of our common stock owned by TCN/TNHC LP except to the extent of any pecuniary interest therein.

(13)

Excludes $60,000 of restricted stock units to be granted to Mr. Neff upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (or 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Mr. Neff is a Managing Partner and President of IHP Capital Partners, one of our non-management institutional investors.

(14)

Institutional Housing Partners VI L.P. has voting and dispositive power over the shares of our common stock held by IHP Capital Partners VI LLC. Mr. Neff disclaims beneficial ownership of the shares of our common stock owned by IHP Capital Partners VI LLC except to the extent of any pecuniary interest therein.

(15)

Excludes $60,000 of restricted stock units to be granted to each of Messrs. Berchtold, Bakhshandehpour, Heeschen, Lindstrom and Witte and Ms. Lowe upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (or 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

(16)

Excludes $60,000 of restricted stock units to be granted to Ms. Watt upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan (or 3,750 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Ms. Watt is President of Watt Companies, an affiliate of one of our non-management institutional investors.

(17)

Watt Residential LLC has voting and dispositive power over the shares of our common stock held by Watt/TNHC LLC. Ms. Watt disclaims beneficial ownership of the shares of our common stock owned by Watt/TNHC LLC except to the extent of any pecuniary interest therein.

Note Regarding Ownership of Shares Reflected in this Prospectus

As part of our formation transactions, the members of TNHC LLC will receive an aggregate of                 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and our three non-management institutional investors. In accordance with the TNHC LLC operating agreement, the allocation of 8,636,250 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transaction depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member.

Assuming an offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the number of shares allocated to the entity owned by our executive management team would be 3,302,500 shares and the number of shares allocated to our non-management institutional investors would be 5,333,750 shares. If the initial public offering price of shares of common stock in our initial public offering is $1.00 higher than the midpoint (or $17.00 per share), our executive management team will be allocated 3,357,717 shares and our non-management institutional investors will be allocated 5,278,533 shares. If the initial public offering price of shares of common stock is $1.00 lower than the midpoint (or $15.00 per share), our executive management team will be allocated 3,240,360 shares and our non-management institutional investors will be allocated 5,395,890 shares.

DESCRIPTION OF CAPITAL STOCK

The following description is intended as a summary of our certificate of incorporation (which we refer to as our “charter”) and our bylaws, which will become effective prior to the completion of this offering and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

General

Prior to the completion of this offering, TNHC LLC will be converted from a Delaware limited liability company into a Delaware corporation and renamed The New Home Company Inc. and the members of TNHC LLC will receive an aggregate of 8,636,250 shares of our common stock in connection with the conversion of their membership interests in TNHC LLC. Upon the completion of this offering and our formation transactions, our authorized capital stock will consist of 500,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock. Immediately prior to this offering, after giving effect to our formation transactions, there will be 8,636,250 shares of our common stock outstanding. Upon the completion of this offering, as a result of the issuance of 7,812,500 shares in this offering by us, there will be 16,448,750 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

•

Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the shares of common stock present in person or represented by proxy and entitled to vote.

•

Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant.

•

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets, if any, will be distributed ratably among the holders of shares of common stock on a per share basis.

•

Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•	Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock generally will be entitled to receive the same per share consideration.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have outstanding 16,448,750 shares of our common stock.

Of these shares, the 7,812,500 shares sold in this offering (or 8,984,375 shares if the underwriters fully exercise their option to purchase additional shares) will be freely transferable without restriction or further registration under the Securities Act, except any shares acquired by our affiliates. The remaining 8,636,250 shares of our common stock (or 7,464,375 shares if the underwriters fully exercise their option to purchase additional shares, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors) will be “restricted shares” as defined in Rule 144 of the Securities Act.

Prior to this offering, there has been no market for shares of our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. No assurance can be given as to (1) the likelihood that an active market for common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Rule 144

After giving effect to our formation transactions and this offering, 8,636,250 shares of our outstanding common stock (or, if the underwriters fully exercise their option to purchase additional shares, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors, 7,464,375 shares) will be “restricted securities” under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act or an exemption from registration, including the exemption provided by Rule 144.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale of restricted securities for which a six-month holding period has elapsed since the restricted securities were acquired from us or any of our affiliates may sell those securities, subject only to the availability of current public information about us. After a one-year holding period has elapsed, such a non-affiliated person may sell those restricted securities without further restriction under Rule 144.

Generally, an affiliate of ours who holds restricted securities for which a six-month holding period has elapsed may sell those restricted securities pursuant to Rule 144, except that:

•	the number of securities sold, when taken together with the number of securities sold by that affiliate and certain related persons within the preceding three months, does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

•

we must have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports (other than current reports on Form 8-K) during that time period; and

•	certain manner-of-sale and notice provisions are satisfied.

Assuming the underwriters do not exercise their option to purchase additional shares from us, all                  shares of our common stock that will be outstanding immediately before this offering will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods, subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144.

The above does not override the contractual restrictions on sales pursuant to the lock-up agreements described below.

2014 Long-Term Incentive Plan

We expect to adopt an equity incentive plan in connection with this offering. The number of shares of our common stock that may be issued under our 2014 Long-Term Incentive Plan is 1,644,875 shares. Assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the pricing of this offering, we expect to grant 107,500 restricted stock units to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our non-employee director nominees, as well as options to purchase 608,750 shares of our common stock to the members of our management team, other officers and employees, in each case pursuant to our 2014 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering. We expect to have 928,625 shares of our common stock reserved for future issuance under our 2014 Long-Term Incentive Plan. For a description of our 2014 Long-Term Incentive Plan and the initial awards to be made pursuant to such plan, see “Executive and Director Compensation—2014 Long-Term Incentive Plan.”

In connection with this offering, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our 2014 Long-Term Incentive Plan, including shares of common stock issuable upon the vesting of the restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees, as well as the shares of our common stock issuable upon exercise of the options to be granted to the members of our management team, in each case upon the pricing of this offering pursuant to our 2014 Long-Term Incentive Plan.

Registration Rights

We will enter into a registration rights agreement with the members of TNHC LLC, including the members of our management team, with respect to the shares of our common stock that they will receive as part of our formation transactions. We refer to these shares collectively as the “registrable shares.” Pursuant to the registration rights agreement, we will grant the members of TNHC LLC and their direct and indirect transferees shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the resale of the registrable shares registered, and, in certain circumstances, the right to “piggy-back” the registrable shares in registration statements we might file in connection with certain future public offerings.

Notwithstanding the foregoing, any registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.”

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Zelman Partners LLC

Total	7,812,500

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,171,875 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering. If the underwriters exercise this option, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

We and our officers and directors, TNHC Partners LLC and our non-management institutional investors, and others have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for persons who have entered into lock-up agreements as described above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. However, for persons purchasing shares through the directed share program who have entered into a lock-up agreement as described above, that lock-up agreement shall govern with respect to their purchases. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters and their control persons against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, our non-management institutional investors and the underwriters. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Us
	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that our total expenses of this offering will be $3.25 million. The underwriters have agreed to reimburse us $             for certain of our out-of-pocket expenses associated with this offering. In addition, we have agreed to reimburse the underwriters up to $             for portions of their expenses relating to state securities laws and in connection with the review and qualification of the offering by the Financial Industry Regulatory Authority, Inc., as set forth in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may

THE NEW HOME COMPANY INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are based on the historical statements of operations of The New Home Company LLC (“Company”). The Company’s historical information is derived from the unaudited statement of operations of the Company for the nine months ended September 30, 2013 and the audited statement of operations of the Company for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet as of September 30, 2013 gives effect to the issuance of 7,812,500 shares of common stock at $16.00 per share (based upon the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of the Company’s membership interests into 8,636,250 shares of common stock, all in connection with the Company’s initial public offering, as if those transactions had occurred as of September 30, 2013.

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans, assuming the Company was public as of January 1, 2012. In addition, the Company has adjusted its provision for income taxes in the pro forma statement of operations assuming it operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with the historical consolidated financial statements and related notes of the Company as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements. The pro forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income (loss) for the periods presented. On a pro forma basis, the Company would have been required to set up a valuation allowance against the net tax asset associated with its losses, thereby resulting in no tax provision or benefit for the periods presented. Any deferred tax assets associated with the losses would have a full valuation allowance applied against them.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED BALANCE SHEET (Unaudited)

AS OF SEPTEMBER 30, 2013

	TNHC LLC Consolidated Historical	Proceeds From Offering (1)	TNHC Inc. Pro Forma
Assets
Cash and cash equivalents	$4,467,836	$113,000,000	$117,467,836
Restricted cash	134,520	—	134,520
Contracts and accounts receivable	4,475,666	—	4,475,666
Due from affiliates	617,189	—	617,189
Real estate inventories	48,023,354	—	48,023,354
Investment in unconsolidated joint ventures	28,238,214	—	28,238,214
Property and equipment, net of accumulated depreciation	475,857	—	475,857
Other assets	2,856,237	—	2,856,237

Total assets	$89,288,873	$113,000,000	$202,288,873

Liabilities and members’ equity
Accounts payable	$7,018,793	—	$7,018,793
Accrued expenses and other liabilities	4,847,832	—	4,847,832
Notes payable	16,975,153	—	16,975,153

	28,841,778	—	28,841,778
Common stock, par value $0.01 per share	—	164,488	164,488
Additional paid-in capital	—	173,282,607	173,282,607
Member’s equity	60,447,095	(60,447,095)	—

Total equity	60,447,095	113,000,000	173,447,095

Total liabilities and equity	$89,288,873	$113,000,000	$202,288,873

See accompanying notes.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

	Consolidated Historical	Stock Award Adjustments (2)	Salary Compensation (3)	Corporate Tax Elimination (4)	Pro Forma
Revenue
Home sales	$24,735,081	—	—	—	$24,735,081
Fee building, including overhead fees from unconsolidated joint ventures	33,689,862	—	—	—	33,689,862

Total revenues	58,424,943	—	—	—	58,424,943

Expenses
Cost of homes sales	20,386,325	—	—	—	20,386,325
Fee building	30,663,898	—	—	—	30,663,898
Abandoned project costs	489,395	—	—	—	489,395
Equity in net (income) loss of unconsolidated joint ventures	(1,689,659)	—	—	—	(1,689,659)
Selling and marketing	1,272,575	—	—	—	1,272,575
General and administrative	4,122,348	815,656	744,750	—	5,682,754

	55,244,882	815,656	744,750	—	56,805,288

Income (loss) from operations	3,180,061	(815,656)	(744,750)	—	1,619,655
Guaranty fee income	85,173	—	—	—	85,173
Other expense, net	(33,790)	—	—	—	(33,790)

Income (loss) before taxes	3,231,444	(815,656)	(744,750)	—	1,671,038
Provision for taxes	(315,313)	—	—	315,313	—

Net income (loss)	$2,916,131	$(815,656)	$(744,750)	$315,313	$1,671,038

Pro forma shares outstanding (5)					8,636,250

Pro forma earnings per share (basic and diluted)					$0.19

See accompanying notes.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2012

	Consolidated Historical	Stock Award Adjustments (2)	Salary Compensation (3)	Corporate Tax Elimination (4)	Pro Forma
Revenue
Home sales	$24,197,956	—	—	—	$24,197,956
Fee building, including overhead fees from unconsolidated joint ventures	28,268,675	—	—	—	28,268,675
Land sales	2,940,100	—	—	—	2,940,100

Total revenues	55,406,731	—	—	—	55,406,731

Expenses
Cost of homes sales	20,779,338	—	—	—	20,779,338
Fee building	26,505,042	—	—	—	26,505,042
Cost of land sales	3,261,891	—	—	—	3,261,891
Abandoned project costs	408,642	—	—	—	408,642
Equity in net (income) loss of unconsolidated joint ventures	(349,445)	—	—	—	(349,445)
Selling and marketing	1,677,058	—	—	—	1,677,058
General and administrative	4,474,949	3,664,208	993,000	—	9,132,157

	56,757,475	3,664,208	993,000	—	61,414,683

Income (loss) from operations	(1,350,744)	(3,664,208)	(993,000)	—	(6,007,952)
Guaranty fee income	85,172	—	—	—	85,172
Other income (expense), net	(15,048)	—	—	—	(15,048)

Income (loss) before taxes	(1,280,630)	(3,664,208)	(993,000)	—	(5,937,828)
Provision for taxes	(71,255)	—	—	71,255	—

Net income (loss)	$(1,351,875)	$(3,664,208)	$(993,000)	$71,255	$(5,937,828)

Pro forma shares outstanding(5)					8,636,250

Pro forma earnings per share (basic and diluted)					$(0.69)

See accompanying notes.

THE NEW HOME COMPANY INC.

NOTES TO PRO FORMA FINANCIAL STATEMENTS

(1) Represents the issuance of 7,812,500 shares of our common stock at an assumed initial public offering price of $16.00 per share after deducting the underwriting discount and estimated offering expenses payable by the Company and the conversion of the Company’s members equity interests into 8,636,250 shares of common stock in connection with the Company’s initial public offering.

(2) In connection with the Company’s initial public offering, the Company intends to issue 716,250 share-based awards to directors, officers and other employees. Included in this issuance will be 107,500 restricted stock units, 69,375 of which will vest after one year and 38,125 of which will vest ratably over three years. Based upon an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, total compensation expense of the restricted stock units is $1,720,000, of which $1,313,333 will be recognized ratably over the first twelve months (representing $1,110,000 for the restricted stock units vesting after one year and $203,333 for the restricted stock units vesting ratably over three years), $203,333 in the second twelve months and $203,334 in the third twelve months, from the grant date. Also included in the issuance of 716,250 share-based awards, the Company intends to grant options with respect to 608,750 shares of its common stock, 77,500 of which will vest ratably over three years and 531,250 of which will vest after three years. Based upon a strike price of $16.00, the midpoint of the price range set forth on the cover page of this prospectus, total compensation expense of the options is $4,077,625, of which $1,359,209 will be recognized in the first twelve months, $1,359,209 in the second twelve months and $1,359,209 in the third twelve months, from the grant date. The value of the stock options was based upon a Black-Scholes model utilizing a weighted-average expected life of 4 years for members of management and 6.5 years for other employees, expected volatility factor of 43.8% for members of management and 73.6% for other employees, risk free interest rate of 1.64% for members of management and 1.97% for other employees, dividend yield rate of 0% and a forfeiture rate of 0%. In the case of both the restricted stock units and the stock option awards, the fair value on the date of grant will be amortized over the applicable vesting period. As the Company does not have a trading history to measure volatility, the volatility of the Company’s peer group, consisting of public homebuilders, was utilized to measure the fair value of the stock option awards. The actual number of restricted stock units and the strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering. In connection with the initial public offering, the Company also intends to pay $200,000 in cash awards to its officers and employees (other than Messrs. Webb, Stelmar, Davis and Redwitz), which is expensed in the period paid.

As part of the Company’s formation transactions, the members of the Company will receive an aggregate of 8,636,250 shares of common stock in connection with the conversion of their membership interests in the Company into shares of common stock. Based upon an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, 1,143,437 of the 3,302,500 shares that TNHCP will receive relate to the portion of the Promote that is contingent under the terms of the operating agreement as described above.

In addition, based upon the assumed initial public offering price, the number of shares allocated to TNHCP would be 3,302,500 shares, the number of shares allocated to the three institutional investors would be 5,333,750 shares. If the initial public offering price of shares of common stock in the Company’s initial public offering is $1.00 higher than the midpoint (or $17.00 per share), TNHCP would be allocated 3,357,717 shares, the three institutional investors would be allocated 5,278,533 shares. If the initial public offering price of shares of common stock is $1.00 lower than the midpoint (or $15.00 per share), TNHCP would be allocated 3,240,360 shares, the three institutional investors would be allocated 5,395,890 shares.

As noted in Footnote 1 and Footnote 14 of The New Home Company LLC financial statements, in fiscal year 2010 the Company issued share based units that vest at the earlier of a performance condition, such as a liquidity event, or over a four-year employment period. The Company has recorded compensation expense for these share based units over a four-year requisite service period in its historical financial statements. Upon the conversion of the Company from an LLC to a Delaware corporation and the consummation of an initial public offering, all unvested share based units will vest as the performance condition becomes probable. The pro forma statement of operations reflects the effects of the acceleration of the compensation expense assuming the initial public offering had occurred on January 1, 2012. Accordingly, the statement of operations for the year ended December 31, 2012 reflects an acceleration of the remaining $791,667 compensation expense for the share based units. The pro forma statement of operations for the nine months ended September 30, 2013 reflects a reversal of $356,250 of compensation expense recognized in the historical financial statements for the share based units.

(3) To reflect the increases in certain officers’ salaries and board compensation based upon approved increases, including estimated related burden as though these increases took place on January 1, 2012.

(4) To eliminate the provision for income taxes on a consolidated basis assuming the Company operated as a corporation as of January 1, 2012.

(5) Excluded from the computation of the unaudited pro forma shares outstanding are all of the shares of common stock to be issued in the Company’s initial public offering because the net proceeds from the initial public offering, excluding the net proceeds received from any exercise of the underwriters’ option to purchase additional shares from the Company, are expected to be used for general corporate purposes, primarily for the acquisition of land and for development of lots, home construction and other related purposes.

THE NEW HOME COMPANY LLC AND THE NEW HOME COMPANY PREDECESSOR

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year Ended December 31,		Period From August 18, 2010 (Inception) Through December 31,	Predecessor
	Nine Months Ended September 30,					Period From January 1, 2010 Through August 17,
	2013	2012	2012	2011	2010	2010
	(Unaudited)		(As Restated, Note 1)
Revenue:
Home sales	$24,735,081	$12,303,354	$24,197,956	$25,624,111	$5,319,408	$538,598
Fee building, including overhead fees from unconsolidated joint ventures of $4,373,734, $1,928,883, $2,949,365, $844,411, $0 and $0, respectively	33,689,862	13,485,624	28,268,675	16,522,946	11,494,347	12,941,110
Land sales	—	2,940,100	2,940,100	—	—	—

	58,424,943	28,729,078	55,406,731	42,147,057	16,813,755	13,479,708

Expenses:
Cost of homes sales	20,386,325	10,720,384	20,779,338	21,774,199	4,423,236	399,995
Fee building	30,663,898	12,843,103	26,505,042	16,762,666	11,331,286	12,764,497
Cost of land sales	—	3,261,891	3,261,891	—	—	—
Abandoned project costs	489,395	239,340	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(1,689,659)	183,191	(349,445)	38,916	—	—
Selling and marketing	1,272,575	1,096,071	1,677,058	1,748,430	453,799	134,002
General and administrative	4,122,348	3,194,285	4,474,949	3,997,617	848,114	328,295

	55,244,882	31,538,265	56,757,475	44,450,626	17,056,435	13,626,789

Income (loss) from operations	3,180,061	(2,809,187)	(1,350,744)	(2,303,569)	(242,680)	(147,081)
Guaranty fee income	85,173	56,782	85,172	—	—	—
Other expense, net	(33,790)	(16,001)	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	3,231,444	(2,768,406)	(1,280,620)	(2,318,319)	(253,276)	(153,129)
Provision for taxes	(315,313)	(49,543)	(71,255)	(10,149)	—	—

Net income (loss)	$2,916,131	$(2,817,949)	$(1,351,875)	$(2,328,468)	$(253,276)	$(153,129)

Unaudited proforma income (loss) and earnings per share (Note 16):
Net income (loss)	$3,231,444	$(2,768,406)	$(1,280,620)	$(2,318,319)	$(253,276)	$(153,129)

Basic	$0.42	$(0.57)	$(0.25)	$(0.65)	$(0.11)	$(0.18)

Diluted	$0.42	$(0.57)	$(0.25)	$(0.65)	$(0.11)	$(0.18)

Unaudited proforma weighted average common shares outstanding (Note 16):
Basic	7,667,424	4,881,748	5,044,438	3,553,008	2,351,107	854,989

Diluted	7,667,424	4,881,748	5,044,438	3,553,008	2,351,107	854,989

See accompanying notes.

THE NEW HOME COMPANY LLC AND THE NEW HOME COMPANY PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.    Unaudited Pro Forma Income (Loss) per Share

Unaudited pro forma basic and diluted net income (loss) per share for the nine months ended September 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 gives effect to the conversion of the Company’s members’ equity into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Unaudited pro forma income (loss) per share does not consider shares issued in the Offering. The number of shares to be converted is based on an assumed initial public offering price of $16.00 per share. In addition, the pro forma amounts give effect to reflect any income tax adjustments as if the Company was a taxable entity as of the beginning of the period. The pro forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income (loss) for the periods presented. On a pro forma basis, the Company would have been required to set up a valuation allowance against the net tax asset associated with its losses, thereby resulting in no tax provision or benefit for the periods presented. Any deferred tax assets associated with the losses would have a full valuation allowance applied against them. The following does not represent pro forma financial information prepared in accordance with Article 11 of Regulation S-X.

						Predecessor
	Nine Months Ended September 30,		Years Ended December 31,		Period From August 18, 2010 (Inception) Through December 31, 2010	Predecessor Period From January 1, 2010 Through August 17, 2010
	2013	2012	2012	2011
Income (loss) before taxes	$3,231,444	$(2,768,406)	$(1,280,620)	$(2,318,319)	$(253,276)	$(153,129)
Pro forma income tax provision to reflect the conversion to a C Corporation	—	—	—	—	—	—

Pro forma net income (loss)	$3,231,444	$(2,768,406)	$(1,280,620)	$(2,318,319)	$(253,276)	$(153,129)

Pro forma weighted-average shares to reflect the conversion of members’ equity	7,667,424	4,881,748	5,044,438	3,553,008	2,351,107	854,989

Pro forma weighted-average shares used to compute pro forma basic and diluted net income (loss) per share	7,667,424	4,881,748	5,044,438	3,553,008	2,351,107	854,989

17.    Subsequent Events

In October 2013, the Company formed the TNHC-HW Cannery LLC unconsolidated joint venture, which is under contract to acquire a 276-acre site for the development of 547 lots in Davis, California.

In December 2013, the Company entered into additional fee building contracts with one land owner to build five projects containing a total of 814 homes. Pursuant to these contracts, construction activity is to begin in late December 2013.

The Company has evaluated subsequent events through December 17, 2013.

7,812,500 Shares

The New Home Company Inc.

Common Stock

PRELIMINARY PROSPECTUS

            , 2014

Joint Book-Running Managers

Citigroup	J.P. Morgan	Credit Suisse

Lead Manager

Zelman Partners LLC

Through and including             , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation (which we refer to as our “charter”) provides for such limitation of liability.

Our Charter. Article X of our charter provides that we shall, to the fullest extent authorized by the DGCL, indemnify any person made, or is threatened to be made, a party to, or is otherwise involved in, any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company. We may, by action of our board of directors, provide indemnification to employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by the DGCL. Article X of our charter also provides that no director of the Company shall be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

Our Bylaws. Article VII of our bylaws provides that we shall, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party or that is otherwise involved in any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise. We shall not be required to indemnify any person in connection with an action, suit or proceeding initiated by such person, including a counterclaim or crossclaim, unless such action, suit or proceeding was authorized by our board of directors. We may, by action of our board of directors, provide indemnification to such employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Delaware law.

Indemnification Agreements. In addition to the provisions of our charter and bylaws described above, upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance. We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we sold unregistered securities to a limited number of persons, as described below:

•

As part of our formation transactions, the members of TNHC LLC will receive an aggregate of 8,636,250 shares of our common stock in connection with the conversion of their membership interests in TNHC LLC. The members of TNHC LLC include the members of our management team and certain non-management institutional investors. Such issuance will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares were issued in transaction that did not involve any public offering.

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